EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NutriSystem, Inc.:

We consent to the use of our report dated March 13, 2006, with respect to the consolidated balance sheets of NutriSystem, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania

May 16, 2006